Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 6, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                                Form 20-F   ✓                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                                                                Yes                                      No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 5, 2006, entitled “VODAFONE SELECTS TWO PREFERRED SUPPLIERS IN GLOBAL OUTSOURCING DEAL”.

5 October 2006

VODAFONE SELECTS TWO PREFERRED SUPPLIERS IN GLOBAL OUTSOURCING DEAL

Vodafone has selected EDS and IBM to manage its application development and maintenance services in a global IT outsourcing deal, as part of its strategic commitment to reduce costs while leveraging its regional scale. Vodafone hopes to conclude negotiations and finalise contracts with the two outsourcing partners in the coming weeks.

Under the terms of the proposed arrangements, each outsourcing partner will provide application development and maintenance services for key IT systems to separate groupings of operating companies within the Vodafone Group. Vodafone will retain full strategic control of the initiative, which focuses on writing code for and maintaining systems such as billing and Customer Relationship Management.

The proposed arrangements form part of Vodafone’s cost reduction strategy. Against this backdrop, Vodafone continues to stimulate revenue growth through the roll out of new services and attractive tariffs which encourage customers to use their mobile phones more extensively within the home and office.

Today’s announcement is the result of a rigorous eight-month selection process, which has reduced the number of candidates from 11 to two preferred outsourcing partners, subject to final contract. Candidates were assessed against a wide range of criteria including technical capability, outsourcing expertise, cost and cultural fit to ensure the future success of the partnership.

As previously announced, Vodafone has identified the potential to reduce unit costs by 25 to 30 percent within three to five years. Activity levels on application development and maintenance during the last financial year resulted in a spend of around £560 million. Under the plans, the number of application development and maintenance suppliers currently used by the Group will be rationalised by the two partners, bringing greater economies of scale. The Group also anticipates that the initiative will result in improvements to the quality of software produced, as well as greater flexibility, leading to the faster roll out of more varied services to customers.

Under the proposals, the substantial majority of impacted staff are expected to transfer to the employment of the outsourcing partners, and work from similar locations under similar terms and conditions where possible. The remainder of staff will be retained by Vodafone. The Group is currently in full consultation with staff likely to be impacted by the changes.

Arun Sarin, Chief Executive of Vodafone, said: “This initiative is a good example of how Vodafone is finding new ways to deliver greater cost efficiencies across the business. We are exploring the possibility of outsourcing other non-core activities so that we can focus on our customers.

“The outsourcing of this application development and maintenance work complements a series of other projects designed to reduce Group overheads including the regional consolidation of data centres and the centralisation of network supply chain management.”

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For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

CAUTIONARY STATEMENT

This press release contains “forward-looking statements” with respect to Vodafone’s anticipated benefits, including anticipated cost savings, from the global IT outsourcing deal described above. By their nature, they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following:  failure to conclude negotiations and finalise contracts with one or both outsourcing partners; failure by the outsourcing partners to perform as expected under the outsourcing arrangements; changes in the scope of the work outsourced; slower than anticipated transfer of certain activities to the partners;  changes in the number of staff expected to transfer to the outsourcing partners; changes in Vodafone’s IT systems; higher than anticipated costs to be incurred by Vodafone under the outsourcing arrangements; and the impact of exchange rate fluctuations on the cost of the services to the Group. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Trends and Outlook-Risk Factors” in the Group’s Annual Report for the financial year ended March 31, 2006. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 6, 2006	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary